

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

  Re: Giant Interactive Group Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2010
     Filed June 17, 2011
     File No. 001-33759

Dear Mr. Zhang:

  We have reviewed your letter dated November 4, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 57

1. We note your response to prior comment 5 that you are not aware of any restrictions on cash transfers of undistributed earnings as a result of PRC government control of currency conversion. However, we note your disclosures on page 22 regarding restrictions on the convertibility of Renminbi into foreign currencies. Please reconcile these statements.

2. We note your response to prior comment 6 that as of December 31, 2010, the total amount of cash, cash equivalents and short-term investments held by the Company's

PRC subsidiaries that would be subject to foreign withholding taxes and other corporate income tax if remitted to the Company would be $39.3 million. Please clarify whether this is the amount subject to foreign withholding taxes, or the actual tax that would be incurred.

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

3.   We note your response to prior comment 9 includes revised disclosures. This disclosure should state that in addition to restructuring your organization structure in order to comply with new PRC laws and regulations that you may lose control of your VIE and may be forced to deconsolidate it. In addition, tell us how you satisfied the disclosure under ASC 810-10-50-2AA(d). In this regard, consider including consolidating financial data that separately shows the VIE's impact on the consolidated financial statements in order to illustrate how the VIE affects the reporting entity's financial position, financial performance, and cash flows. For example, the parent and other entities would be shown in one column, the VIE in another, and the final column would show the consolidated financial information for each financial statement on a condensed basis.

14) Revenue Recognition, page F-20

4.   We note your response to prior comment12 that you have determined the VSOE of fair value for the service fees on a time-and-materials basis based on separate service transactions. However, it does not appear that you disclose separate service transactions in your revenue recognition policies. Please clarify the separate service transactions the Company provides to customers. Further, please clarify how a fee based on time and materials for these transactions is consistent with fees based on an agreed percentage of game point revenue, and how your determination of VSOE of fair value complies with the requirements of ASC 985-605-25-6 and 7.

5.   We note your response to prior comment 14. Please clarify the following:

•   For virtual services and consumable virtual items, please tell us if the consumed items provide any ongoing effects, or provide users with any ongoing benefits, after being consumed, and how you considered these factors in determining the timing of revenue recognition for these items;

Jazy Zhang
Giant Interactive Group Inc.
January 6, 2012
Page 3

- Tell us the amount of online game revenue generated from: 1) virtual services, 2) consumable virtual items, and 3) permanent virtual items for each period presented, and what consideration you have given to disclosing these amounts; and
- Tell us the weighted average life of for your permanent virtual items, and what consideration you have given to disclosing this life, including any changes in the estimated life and the impact on revenue for all periods presented.

17. Income Tax Expense

6. We note your disclosure on page F-44 that there were no distributions of dividends from the Group's PRC subsidiaries in 2008, 2009 and 2010. However, we note your disclosures on page F-53 that in 2008, 2009 and 2010, the Company has paid dividends of RMB593,498,287, RMB277,652,205 and RMB279,122,994, respectively. Please reconcile these statements and clarify your disclosures. Further, please tell us how you have considered your past history of paying dividends to your shareholders in your statement that you intend to permanently reinvest all undistributed earnings of your foreign subsidiaries.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Portia Ku
        O'Melveney & Myers LLP